Exhibit 21.1

Subsidiaries of The Better Being Co., LLC

Name	Jurisdiction
Nutrition Parent, LLC	Delaware (U.S.)

Nutraceutical International Corporation (f/k/a Nutraceutical Corporation)	Delaware (U.S.)

Nutraceutical Corporation (f/k/a Nutraceutical Newco, Inc.)	Delaware (U.S.)

Healthway Corporation (f/k/a Source Pharmaceutical, Inc.)	Delaware (U.S.)

NutraBrands, Inc. (f/k/a Nutra Corp., f/k/a Shaperight Concepts, Inc.)	Delaware (U.S.)

Zhou, Inc.	Delaware (U.S.)

Nuunutrition Limited	United Kingdom